UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TSR, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

QAR Industries, Inc.

101 SE 25th Avenue

Mineral Wells, Texas 76067

Attn: Robert Fitzgerald

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872885207	13D	Page 2 of 8

(1)	NAMES OF REPORTING PERSONS QAR Industries, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 139,200 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 139,200 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,200 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

_________________

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended June 30, 2018 of TSR, Inc.

CUSIP No. 872885207	13D	Page 3 of 8

(1)	NAMES OF REPORTING PERSONS Robert Fitzgerald
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION [United States of America]*

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,070 shares
	(8)	SHARED VOTING POWER 139,200 shares
	(9)	SOLE DISPOSITIVE POWER 4,070 shares
	(10)	SHARED DISPOSITIVE POWER 139,200 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,900 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

________________

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended June 30, 2018 of TSR, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 30, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 143,900 shares of Common Stock acquired was approximately $902,334 (excluding commissions).

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On August 27, 2018 QAR sent a letter via overnight carrier to the Company requesting that information regarding recent Board activities be shared with all shareholders of the Company. The full text of such letter is attached to this Schedule 13D as Exhibit 99.2.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on August 27, 2018, the Reporting Persons beneficially owned 143,900 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 1,962,062 shares of Common Stock outstanding as of June 30, 2018, as reported in the Form 10-K for the fiscal year ended June 30, 2018 of the Issuer.

Mr. Fitzgerald, as the President of QAR, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by QAR, and may be deemed to be the indirect beneficial owner of such shares. Mr. Fitzgerald disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Page 4 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 99.1	Joint Filing Agreement, dated as of August 28, 2018 by and among the Reporting Persons.

Exhibit 99.2	Letter to the Company dated August 27, 2018

Page 5 of 8

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 28, 2018.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased or Sold	Price Per Share
Robert Fitzgerald	08/21/2018	Purchase of Common Stock	1,370	$7.91	*
Robert Fitzgerald	08/27/2018	Purchase of Common Stock	2,700	$7.97

________

* This purchase price represents the weighted average purchase price of the shares purchased, ranging from $7.86 to $7.96 per share. Upon request by the Commission staff, the Issuer or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.

Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2018

QAR INDUSTRIES, INC.

By:	/s/ Robert Fitzgerald
Name:	Robert Fitzgerald
Title:	President

/s/ Robert Fitzgerald
Robert Fitzgerald

Page 7 of 8

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement

99.2	Letter to TSRI dated August 27, 2018

Page 8 of 8